United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 1-K

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended: December 31, 2018

Electromedical Technologies, Inc.

 (Name of Small Business Issuer in its Charter)

Delaware	82-2619815
(State or other jurisdiction of	(I.R.S.Employer
incorporation or organization)	Identification No.)

16561 N. 92nd Street Suite 101 Scottsdale, AZ	85260
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (888) 880-7888

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our  financial statements and related notes appearing elsewhere in this report on Form 1-K and our December 31, 2017  Annual Report on Form 1-K.

This Annual Report on Form 1-K contains forward-looking statements. All statements other than statements of historical facts contained in this Report on Form 1-K, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our estimates of our financial results and our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Report on Form 1-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Report on Form 1-SA to conform these statements to actual results or to changes in our expectations.

As used herein, the “Company,” “our,” “we,” or “us” and similar terms refers to Enhance-Your-Reputation.com, Inc. unless the context indicates otherwise.

Item 1. Business

Overview

The company was formed in Nevada in August 30, 2002 as IntelSource Group, Inc. and began operations in 2003. Though a series of mergers the company began acting as Electro Medical Technologies, LLC, an Arizona limited liability company on November 9, 2010. The company converted to a corporation in the State of Delaware on August 23, 2017.

We are a bioelectronics manufacturing company and our mission is to improve global wellness for people suffering from various painful conditions by relieving chronic and acute pain using energy, frequency and vibration as an alternative to pharmaceuticals; and one day, read and modify electrical signals passing along nerves in the body, to restore long-term health. We believe that we do this by delivering innovative solutions providing fast and long lasting pain relief across the broadest range of ailments. We engineer simple-to-use bioelectronics therapy devices, which send a proprietary sequence of electrical signals. We believe our devices have proven to be highly effective over the past decade and have the technological capability to be used in medical research.

Principal Products and Services

WellnessPro Plus

We believe that our principal product, WellnessPro Plus, is one of the industry’s first intelligent and most effective bioelectronics therapy device; and is a top choice for consumers and health care professionals who need to relieve chronic and acute pain. Research studies have shown the efficacy of bioelectronics therapy in the treatment of chronic pain from a variety of ailments including: arthritis, chronic low back pain, fibromyalgia, diabetic neuropathy, lyme disease, osteoarthritis, and neuropathic pain. The device is classified in the FDA as a transcutaneous electrical nerve stimulation (“TENS”) device; however, compared to lower cost conventional TENS devices, the WellnessPro Plus treats pain conditions faster with longer-lasting relief, because of a proprietary algorithm and technology that we call the “DeepPulse” and close to one million frequency ranges to choose from to help prevent accommodation. The device can also generate microcurrent stimulation to mimic the body’s own electric signals. The device sends a proprietary sequence of electrical signals that change at various times, preventing accommodation (where the body adapts to specific treatments, diminishing treatment effectiveness). Also, our proprietary DeepPulse pre-modulation technology allows signals to penetrate deeper into affected areas, producing faster, longer-lasting pain relief. In addition our micro-current mode delivers signals, which naturally mimic the body's signals, triggering the body’s own natural ability to relieve pain via "endorphin release" and accelerating the ION pump exchange. This allows for reduction of pain, increased microcirculation and oxygenation of red blood cells which in turn helps the body de-stress from pain and trigger natural, healthy processes necessary for better health.

WellnessPro POD and Wellness ION Pen

We are planning to develop two new products – extending the Wellness Product line; the WellnessPro POD, our first wearable product, and the Wellness ION Pen. We believe that the WellnessPro POD represents an exciting product line expansion as a “clinical-grade” wearable device, it is intended to treat chronic pain, PTSD, anxiety, depression and insomnia – with a target market for the WellnessPro POD being the 100 million chronic pain sufferers in the United States alone. We believe that we can target various segments, including approximately 22 million veterans . Also our goal is to educate the medical community of the benefits of "Natural" non invasive, non-toxic pain relief and for the Wellness Pro POD to be an initial choice for practitioners to prescribe separately or in conjunction with pain medication, to reduce the amount of deaths and addictions due to Opioid abuse and misuse. Both of these new products will integrate with the WellnessPro Plus to leverage the engineering breakthroughs and intellectual property found in the WellnessPro Plus, and yet will still function as standalone devices.

WellnessPro POD

The WellnessPro POD is a compact “clinical-grade” wearable intended to keep pace with the evolution in pain management across practice segments which will expand the range of treated modalities from chronic and acute pain to include PTSD, anxiety, depression and insomnia. Today, according to the Census Bureau, as of 2014, there are 21.8 million veterans of the U.S. armed forces. These veterans will be the first market for the WellnessPro POD.

Wellness ION Pen

The Wellness ION Pen is a unique interferential cold laser used to deliver targeted frequency stimulation. This therapeutic laser will deliver expanded wavelengths relative to comparable lasers combined with microcurrent stimulation. We believe this will improve circulation and tissue healing and reduce inflammation and pain. The ION Pen will also have cosmetic applications for skin issues.

Market

The Wellness line of products is intended for anyone living with pain caused by various medical conditions or trauma, or who is battling pharmaceutical (e.g. opioid) dependency or addiction. The products can be purchased directly by consumers or used by healthcare practitioners, including:

- Chiropractors;

- Physiotherapists;

- Pain management doctors and clinicians;

- Natural medicine doctors;

- Sports medicine doctors; and

- Athletic trainers.

According to information provided by the American Academy of Pain Medicine, at least 100 million Americans suffer from chronic pain, not including acute pain for children. We believe that Electromedical represents a tested, proven solution for different segments of the population. We plan to address these individuals directly as well as through their healthcare providers. There are approximately 77,000 chiropractors and 123,000 physiotherapists in the US. Combined, over 200,000 healthcare practitioners focused on rehabilitation and pain relief – not to mention practitioners involved in sports medicine, natural medicine and pain management. In additional we believe there are certain niche markets that our products are well suited to address. As discussed above, we expect that veterans will be the first market for the WellnessPro POD as it addresses the various needs our Veteran population is suffering from.

Further, we believe that our products can help provide a solution to the opioid problem. Our current product, the WellnessPro Plus, assists with the recovery from Opioid addiction. We believe that the WellnessPro POD will also be highly effective for pain management and relief and could be used as an alternative, or can be prescribed in conjunction with pain medication, to reduce the amount of deaths and addictions due to Opioid abuse and misuse.

Competition

We operate in the pain management, rehabilitation and physical therapy market. We not only compete with other similar devices that treat pain and other medical ailments but also with traditional treatment approaches such as drug prescriptions and surgery and rehabilitation therapy and complementary medical practices such as acupuncture. Further, our competitors include several large, diversified companies who have more financial, marketing and other resources, distribution networks and greater name recognition than us. These competitors include: Galvani Bioelectronics, ElectroCore, Medtronic, and DJO Global-Chatanooga. Historically, the Company Electromedical has competed in the “electromedical” and “bio-electrotherapy” device segment, including the crowded TENS market, which now includes inexpensive TENS devices such as the devices produced by “IcyHot.”

Strategy

The Company, for the first ten years of its existence, has been fortunate to have grown “organically” without formal sales and marketing programs and investments. However, our new integrated marketing program includes the following elements:

- Website marketing;

- Use of sophisticated tools integrated with our website, such as marketing automation;

- Digital marketing;

- Using advanced approaches for improving our organic and paid search optimization results;

- Social marketing and advertising;

- Use of marketing across the primary social channels (Twitter, LinkedIn, Facebook, YouTube, Google+);

to increase awareness, exercise thought leadership and drive sales.

Trade Show Marketing

We continue to evaluate and participate in selective medical device and wellness trade shows, which we believe elevate the brand and increase sales. In addition to our comprehensive marketing program, we continue to make strategic investments in sales staff, training and support, all intended to expand.

Our Advantages

We believe that bioelectronics medicine represents an evolution in electrotherapy, which brings together electronics and biology for the treatment of pain. We believe bioelectronics will change medical science forever and how people are treated for their conditions; with non-invasive products that will be able to read and modify electrical signals passing along nerves and cells in the body, to restore health. As reported in the Wall Street Journal, July 2016, Kevin Tracey, president and chief executive officer of the Feinstein Institute for Medical Research, commented “we live in a pharmacocentric culture today, where the world revolves around a drug for everything in a trillion-dollar pharmaceutical industry,” he says. “But when I talk to patients…people don’t want to take drugs.” According to the Feinstein Institute, “bioelectronics medicine is a scientific discipline that brings together molecular biology, neurophysiology, neurotechnology and analytics to develop nerve-stimulating technologies to regulate the molecular targets underlying disease. This approach promises to deliver therapies superior to pharmaceuticals in terms of efficacy, safety, and cost, without significant side effects.” Bioelectronic medicine brings together electronics and biology for the treatment of disease and pain and is well established.

The field of biolectronic medicine is focused on fighting diseases by delivering targeted electrical signals into the body and utilizing existing nervous-system connections linking the brain to every part of the body. Electrical Medical’s WellnessPro platform stimulates the peripheral nerves that send information about touch and vibration. The signals from the stimulated nerves interfere with pain signals traveling to the brain, which reduces the brain’s perception of pain, and stimulate naturally occurring pain relievers (e.g. dopamine). Unlike implantable bioelectronic medicine devices, WellnessPro POD is a portable, non-toxic and non-invasive device. It is our goal and passion to significantly help reduce people’s dependency on pharmaceutical drugs and subsequently drug abuse – specifically the dangerous and highly- addictive opioid narcotic use in our country. We think it is time to be bold and aggressive with our technology and commitment to help people who suffer from chronic and often crippling pain. We believe that the amount of data around opioid abuse due to chronic pain is staggering. According to a report published by the National Institute on Drug Abuse, “between 26.4 million and 36 million people abuse opioids worldwide, with an estimated 2.1 million people in the United States suffering from substance use disorders related to prescription opioid pain relievers in 2012.”

We support the effort and awareness for the opioid epidemic. People are dying, families are suffering, and the addictions are real. We believe that Electromedical Technologies’ WellnessPro Plus and product extensions for 2018 bring a drug-free solution to those suffering with chronic pain and offers real relief. Moreover, we believe that the miniaturized, affordable WellnessPro POD will bring this technology to the masses.

Distribution

Currently, we sell our products to consumers through a network of independent sales representatives and distributors, domestically and internationally, as well as through the company website.

These channels include :

-	Private citizens that elect to start a business reselling our products;
-	Professional distributors and independent sales representatives which currently sell medical devices into our target markets (chiropractic, physiotherapy, sports medicine;
-	Healthcare professionals who not only administer treatments using the WellnessPro Plus but also sell the WellnessPro Plus to patients;

Manufacturing

We outsource our inventory production to a number of manufacturers in the United States and in and Asia. In addition, to sourcing our own factories, the company uses a U.S. based global sourcing provider to source and manage, including performing quality assurances, our manufacturers based in Asia, primarily in China. We are currently looking to source additional vendors to help expand the geographic diversity of our manufacturing facilities and are considering moving our manufacturing to the United States and negotiating directly with more of our manufacturers.

Research and Development

We invested approximately $0 in 2018 and $4,000 in 2017 in research and development and product development.

Employees

We currently have 6 full-time employees working out of Scottsdale, Arizona.

Regulation

Medical devices are regulated by the Food and Drug Administration (the “FDA”) in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, and marketing of medical devices. Under the current regulations and standards, we believe that our devices are subject to general controls, including compliance with labeling and record-keeping rules. In addition, our medical devices require pre-market approval, which for TENS devices can be achieved through a 510(k) premarket notification submission. Further, our manufacturing processes and facilities are also subject to regulations, including the FDA’s QSR requirements (formerly Good Manufacturing Practices). These regulations govern the way we manufacture our products and maintain documentation for our manufacturing, testing and control activities. In addition, to the extent we manufacture and sell products abroad, those products are subject to the relevant laws and regulations of those countries. Finally, the labeling of our devices, our promotional activities and marketing materials are regulated by the FDA and various state agencies. Activities that are constrained by these regulations include the marketing of our products for “off-label” usage; that is, recommendations to use our products for purposes other than what is indicated in the labeling. Violations of this requirement may result in administrative, civil or criminal actions against the manufacturer or seller by the FDA or governing state agencies. Today, Electromedical has medical device certifications in the USA (FDAand Mexico (Cofepris), and as such is currently selling and distributing its products globally. Our Mexico (Cofepris) certification was added in May 2017, with Mexico distribution plans and partner discussions already underway. Electromedical is also certified with the International Organization for Standardization (ISO 13495) for medical device manufacturing. Electromedical has made a decision not to renew its European Union and Canada Medical licenses until the NEW “ MDSAP” regulations and fees are finalized and clear.

Intellectual Property

Electromedical has the rights to the following trademarks in the United States: Electromedical Technologies, WellnessPro, Wellness Pro POD Wellness+Plus Pro, IDNA Interactive Dynamic Neuro Adaptation, Deep Pulse, Phoenix Superfood, FaceSPA, Wellness Pro and Wellnesspro Plus design patents. In addition, our Wellness POD utility patent is pending.

Litigation

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company owns a commercial building where its headquarters is located at 16561 N. 92nd Street, Unit D101, Scottsdale, Arizona.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties. These risks include, but are not limited to, the following:

•	We are reliant on one main type of product;
•	We are a comparatively early stage company and have not generated profits in the past two years;
•	Our revenues and profits are subject to fluctuations;
•	We face significant market competition;
•	We operate in an industry that is competitive and subject to technological change;
•	We may receive a significant number of warranty claims or our products may require significant amounts of service after sale;
•	Product and software defects could harm our business;
•	We manufacture a medical device, and therefore could be subject to litigation;
•	We rely on distributors to sell our products;
•	We rely on third party manufacturers and service providers;
•	We currently rely on third party manufacturers located in Asia;
•	We depend on key personnel and have a difficult time recruiting needed personnel;
•	Our strategies to grow our business may not be successful;
•	We are subject to substantial regulation and industry standard guidelines related to the manufacturing, labeling and marketing of our products;

•	We currently do not have regulatory approval or marketing pre-clearance for the WellnessPro POD and our ability to succeed will depend on our ability to obtain FDA and other regulatory approvals and clearance for our future products and product improvements;
•	We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations;
•	We may be subject to patient data protection requirements;
•	We may not be able to protect all of our intellectual property;
•	If the company cannot raise sufficient funds it will not succeed;
•	As a growing company, we have to develop reliable accounting resources and internal controls;
•	Failure to achieve and maintain effective controls could prevent us from producing reliable financial reports;
•	Voting control is in the hands of our founder and CEO;
•	Future fundraising may affect the rights of investors; and
•	There is no current market for our Common Stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Operating Results

January 1. 2018 through December 31, 2018 Compared to January 1, 2017 through December 31, 2017

Our sales totaled $675,383 for the year ended December 31, 2018 and $857,717 for the year ended December 31, 2017. During the year ended December 31, 2018, the Company significantly reduced its marketing efforts while it focused its resources on its Regulation A+ offering, which it terminated on August 27, 2018 after selling 724,674 shares at $0.71 per share. The Company is in the process of increasing its marketing process to increase its sales.

Cost of sales and gross margins for the year ended December 31, 2018 and for the year ended December 31, 2017 were $168,716 and 75 % and $197,430 and 77%, respectively. Our cost of sales consists of the cost of goods sold and distribution expenses. Cost of sales and gross margins are affected by product mix as well as the mix in the level of sales between commissioned agents and distributors..

Selling, general and administrative expenses consist primarily of payroll, commissions, professional fees, sales and marketing, research and development and other operating expenses. Selling, general and administrative expenses totaled $787,370 for the year ended December 31, 2018 and $1,116,992 for the year ended December 31, 2017, a decrease of $ 329,622 about 30%. The change is primarily the result of decreases in marketing expenses of approximately $198,000, legal and professional fees of $88,000 and sales related costs of $105,000, partially offset by increases in compensation expense of $49,000, consulting expenses of $18,000 and insurance expenses of $18,000. The decrease in marketing expenses is primarily due to the cost associated with the Company’s 2017 promotion whereby customers who made purchases during the promotional period received credits towards either future purchases of product through September 1, 2017 or shares of stock. The Company’s Regulation A+ filing which was effective in January 2018 required additional professional services in the earlier stages of preparation, therefore, resulting in additional legal and professional fees in the year ended December 31, 2017. Sales related costs include commissions and merchant fees and decreased in 2018 in conjunction with the decrease in sales. The increase in compensation expense relates to the value of a warrant issued to one of the Company’s consultants in 2018.

Other expense consisted primarily of interest expense and change in fair value of the related party convertible note. The Company had net other expense of $1,669,714 for the year ended December 31, 2018, which includes $86,463 of interest expense and $1,586,805 of expense related to the fair market value adjustment to the Company’s KISS liability-related party. Interest expense increased by approximately $33,000 in 2018 from $53,707 to $86,463. In November 2018, the Company entered into an agreement with a key supplier, whereby the Company exchanged 247,565 shares of restricted common stock at a price of $0.71 per share as payment in full for the outstanding amount due the supplier of $175,771. The amount due the supplier included finance fees of approximately $29,000.

As a result of the foregoing, we recorded a net loss of $1,950,417 for the year ended December 31, 2018, compared to a net loss of $510,412 for the year ended December 31, 2017.

Liquidity and Capital Resources

The company had a revolving line of credit with JP Morgan Chase, NA (the “Revolver”) that expired in November 2017. The Revolver is collateralized by substantially all of the company’s assets and personally guaranteed by Matthew Wolfson. The interest rate is based on the prime rate plus 4%. The outstanding balance and all accrued interest were paid in full on November 1, 2018 and the revolver was cancelled.

The company currently has three long-term promissory notes outstanding entered into prior to 2018. As of December 31, 2018, the first note has an outstanding balance of $157,000(the “First Note”) and the second note has an outstanding balance $44,000 to a related party (the “Second Note”). For both the First Note and the Second Note, interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020.

In July 2017, the company entered into a third promissory note to a related party (the “Third Note”), which as of December 30, 2018 has an outstanding balance of $250,000. The promissory note began accruing interest on the interest commencement date of October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on September 30, 2020.

In May 2018, the Company borrowed $25,000 in conjunction with a convertible promissory note. The note matures in June 2020 and accrues interest at a rate of 8% per annum. The lender has the right at any time to convert the debt into fully paid and non- assessable shares of common stock at a price of $0.71 per share. The proceeds were used for operations.

In 2018, the Company entered in to various promissory notes totaling $105,000 with a related party. All notes mature in 2020. Interest will accrue at 10% from the due date thereon until all principal is paid in full. Proceeds from the loans were used for operations. In July 2018, The Company entered into KISS agreement with this related party for a purchase price of $35,000. The purchase price of the KISS agreement is non-interest bearing, matures twelve months from the issuance date in July 2019 and has been recorded as KISS liability- related party in the current liabilities section of the Company’s balance sheet.

Under the terms of the agreement, the KISS agreement may be converted into a certain amount of “Conversion Shares” at the earlier of the Company’s “Next Equity Financing” or “Corporate Transaction” as defined in the agreement, or at maturity. The Company has calculated the estimated number of conversion shares to be 8,042,246 at December 31, 2018. The fair market value of the KISS liability-related party at December 31, 2018 is $1,621,805.

To date, in 2019, the Company received a total of $117,000 in additional loans from the related party. The loans accrue interest at 10% per annum, but are not convertible into shares of the Company.

In September 2015, the company entered into a credit agreement for a $700,000 term loan with Bank of America, N.A. The monthly payments are currently $4,574 until on September 30, 2025, in which the remaining unpaid principal balance and accrued interest is due. The interest rate is 4.95% per annum for the remaining life of the term loan. The term loan is collateralized by a deed of trust in the company’s property located at 16561 N. 92nd Street, Unit D101, Scottsdale, Arizona. The loan is also personally guaranteed by Matthew Wolfson. The net principal balance outstanding on the term loan at December 31, 2018 was $616,075.

As of December 31, 2018, the company’s cash on hand was approximately $0. In addition, during the one-year period ended December 30, 2018, the Company used $521,014 in operations and had a working capital deficit of $193,689 excluding customer deposits of $112,300 and the related party convertible note of $1,621,805. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flows from operations. If the Company is unable to obtain additional funding, it may not be able to meet all of its obligations as they come due for the next twelve months. The continuing viability of the entity and its ability to continue as a going concern is dependent upon the entity being successful in its continuing efforts in growing its revenue base and/or accessing additional sources of capital, and/or selling assets.

The Company’s Reg A+ offering was closed on August 27, 2018. Pursuant to that offering, the Company sold and issued a total of 724,674 unrestricted common shares to 46 shareholders with net proceeds of $247,517 which includes costs totaling $267,001.

In October and November 2018, the Company received a total of $105,000 from two accredited investors in exchange for 105,000 restricted common shares of the Company at a price of $1.00 per share. The restricted shares are being issued in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Company intends to use the funds for working capital.

In November 2018, the Company entered into an agreement with a key supplier, whereby the Company exchanged 247,565 shares of restricted common stock at a price of $0.71 per share as payment in full for the outstanding amount due the supplier of $175,771. The Company also entered into a development stock issuance agreement with the supplier under which the Company will compensate the supplier for future development services not to exceed $100,000 with shares of the Company’s restricted stock at a per share price of $0.71. If at the time of delivery of a working prototype, the value of the 247,565 shares are worth less than the amount originally owed plus the amount owed under the development agreement, then additional shares will be issued to make the supplier whole at the then current stock price.

On February 11, 2019, the Company entered into a Consulting Agreement with Robert Hymers and issued him 150,000 restricted shares valued at $150,000.

To date in 2019, the Company has issued 84,506 restricted shares for proceeds of $60,000 under subscription agreements from accredited investors. The shares were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 3. Directors and Officers

The following table presents information with respect to our officers, directors and significant employees as of April 30, 2018:

Name	Age	Position
Matthew Wolfson	47	Chief Executive Officer, President, Chief Financial Officer, Sole Director

Biographical Information Regarding Officers and Directors

Mr. Wolfson has been our sole officer and director since inception. Matthew Wolfson is a Phoenix based entrepreneur with a keen interest in technology and design. He is the founder of Electromedical Technologies, Inc. and has been the CEO and has worked full-time for the company since he began researching and developing the WellnessPro in 2003.

As an entrepreneur he has been involved in several successful companies, in the early 90’s, Matthew Wolfson co-founded Globalcom 2000 and entered into the prepaid phone card business, which at that time was an almost unknown market. Globalcom 2000 became one of the largest phone card companies in the United States.

In 1994, he developed an interest in the telecom “International Callback” business and co-founded One World Communications. He subsequently travelled the world, opening up over 150 training centers and helped create the world’s largest International global sales force selling telecom services.

Term of Office

All of our directors are appointed for a one-year term to hold office until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are elected or appointed to serve until the next Board of Directors meeting following the annual meeting of stockholders.  Our executive officers are appointed by our Board of Directors and hold office until removed by the Board.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present director (or person nominated to become director), executive officer, founder, promoter or control person: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.  To the knowledge of the Company, there have been no reported violations of the Code of Ethics.

Whistleblower Procedures Policy

In accordance with the requirements of Section 301 of the Sarbanes-Oxley Act of 2002, the Board of Directors of the Company has adopted a Whistleblower Procedures Policy, stating that all employees of the Company are strongly encouraged to report any evidence of financial irregularities which they may become aware of, including those with respect to internal controls, accounting or auditing matters.  Under the Whistleblower Procedures Policy, the management of the Company shall promptly and periodically communicate to all employees with access to accounting, payroll and financial information the means by which they may report any such irregularities.  In the event an employee is uncomfortable for any reason reporting irregularities to his or her supervisor or other management of the Company, employees may report directly to any member of the Board of Directors of the Company.  The identity of any employee reporting under these procedures will be maintained as confidential at the request of the employee, or may be made on an anonymous basis.  Notice must be provided to all of the Company’s employees with access to accounting, payroll and financial information in respect of these procedures.

The Company does not have any Committees of the Board

CORPORATE GOVERNANCE

Director Independence

We are not listed on a major U.S. securities exchange and, therefore, are not subject to the corporate governance requirements of any such exchange, including those related to the independence of directors. Upon our listing on any national securities exchange or any inter-dealer quotation system, we will elect such independent directors as is necessary under the rules of any such securities exchange.

Board Leadership Structure

We currently have one executive officer who is also a Director. Our Board has reviewed the Company’s current Board leadership structure. In light of the Company’s size, nature of the Company’s business, regulatory framework under which the Company operates, stockholder base, the Company’s peer group and other relevant factors, the Company has determined that this structure is currently the most appropriate Board leadership structure for our company. Nevertheless, the Board intends to carefully evaluate from time to time whether our current structure should be modified based on what the Board believes is best for the Company and our stockholders.

Board Role in Risk Oversight

Risk is inherent in every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including strategic risks, enterprise risks, financial risks, and regulatory risks. While our management is responsible for day to day management of various risks we face, the Board, as a whole, is responsible for evaluating our exposure to risk and to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The Board reviews and discusses policies with respect to risk assessment and risk management. The Board also has oversight responsibility with respect to the integrity of the Company’s financial reporting process and systems of internal control regarding finance and accounting, as well as its financial statements.

Audit Committee

The Board does not currently have a standing Audit Committee. The full Board performs the principal functions of the Audit Committee. The full Board monitors our financial reporting process and internal control system and reviews and appraises the audit efforts of our independent accountants.

Compensation Committee

The Board does not currently have a standing Compensation Committee. The full Board establishes our overall compensation policies and reviews recommendations submitted by our management.

Nominating Committee

The Board does not currently have a standing Nominating Committee. We do not maintain a policy for considering nominees. Our Bylaws provides that the number of Directors shall be fixed from time to time by the Board, but in no event shall be less than the minimum required by law. The Board of Directors shall be large enough to maintain our required expertise but not too large to function efficiently. Director nominees are recommended, reviewed and approved by the entire Board. The Board believes that this process is appropriate due to the relatively small number of directors on the Board and the opportunity to benefit from a variety of opinions and perspectives in determining director nominees by involving the full Board.

While the Board is solely responsible for the selection and nomination of directors, the Board may consider nominees recommended by stockholders as it deems appropriate. The Board evaluates each potential nominee in the same manner regardless of the source of the potential nominee’s recommendation. Although we do not have a policy regarding diversity, the Board does take into consideration the value of diversity among Board members in background, experience, education and perspective in considering potential nominees for recommendation to the Board for selection. Stockholders who wish to recommend a nominee should send nominations to our President, Mathew Wolfson, 16561 North 92nd Street, Suite 101, Scottsdale, AZ 85260, that includes all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors. The recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected.

Compensation Consultants

We have not historically relied upon the advice of compensation consultants in determining Named Executive Officer compensation. Instead, the full Board reviews compensation levels and makes adjustments based on their personal knowledge of competition in the market place, publicly available information and informal surveys of human resource professionals.

Stockholder Communications

Stockholders who wish to communicate with the Board may do so by addressing their correspondence to the Board at Electromedical Technologies, Inc., Attention: Mathew Wolfson, 16561 North 92nd Street, Suite 101, Scottsdale, AZ 85260. The Board shall review and respond to all correspondence received, as appropriate.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets forth certain information as of December 31, 2018 by (i) all persons who are known by us to beneficially own more than 5% of our outstanding shares of common stock; and (ii) each director, director nominee, and Named Executive Officer. The calculations are based upon 16,320,823 shares of common stock as of December 31, 2018.

	Title of Class
	Common Stock
Name and Address of Beneficial Owner	Number of Shares Directly Owned	Number of Shares Beneficially Owned	% of Class	Total Voting Power
Matthew Wolfson 7460 E Tuckey Ln Scottsdale, AZ 85250	15,000,000	15,000,000	91.96%	91.96%

Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company preferred stock and common stock. Except as indicated the address of each beneficial owner is 16561 North 92nd Street, Suite 101, Scottsdale, AZ 85260

Item 5. Interest of Management and Others in Certain Transactions

In October 2013, the company entered into a $45,000 note payable with Matthew Wolfson’s father. Interest will begin accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding principal balance on the related party note payable at December 31, 2018 was $44,000.

In July 2017, the company entered into a $250,000 promissory note with Matthew Wolfson. The promissory note began accruing interest on October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date which is September 30, 2020. As of December 31, 2018, the outstanding principal on the note was $250,000.

From time to time, the company has advanced funds to Matthew Wolfson. Amounts outstanding are included in the accompanying financial statements as “amounts due from the company’s member.” As of December 31, 2018, Matthew Wolfson owes the company $261,305 of which $250,000 has been offset by the note payable.

Item 6. Other Information

Market For Common Stock

Our common stock is not currently listed for trading on any exchange or other trading market. The Company has engaged a market maker to file a 15c2-11 application with FINRA to list its common stock for trading. That application is pending at this time.

Item 7. Financial Statements

See pages F-1 through F-18.

ElectroMedical Technologies, inc

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2018 AND 2017

ElectroMedical Technologies, inc

Financial Statements

DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Electromedical Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Electromedical Technologies, Inc. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a negative working capital balance, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
We have served as the Company's auditor since 2018.
San Diego, California
April 30, 2019

F-1

ELECTROMEDICAL TECHNOLOGIES, INC.

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$-	$27,860
Accounts receivable	13,774	28,058
Inventories	29,604	96,689
Prepaid expenses and other current assets	128,553	207,298
Total current assets	171,931	359,905

Property and equipment, net	795,551	817,890
Due from Chief Executive Officer	11,304	-
Total assets	$978,786	$1,177,795

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Line of credit	$-	$87,747
Accounts payable	166,979	394,906
Credit cards payable	42,515	70,377
Accrued expenses and other current liabilities	104,394	273,053
Customer deposits	112,300	273,939
KISS liability - related party	1,621,805	-
Note payable	27,307	-
Bank debt, current portion	24,425	25,341
Total current liabilities	2,099,725	1,125,363

Long-term liabilities:
Bank debt, net of current portion	591,650	615,466
Notes Payable	157,000	157,000
Convertible promissory note	25,000	-
Related party notes payable, net of amount due from Chief Executive Officer	149,000	133,645
Other liabilities	16,651	6,282
Total liabilities	3,039,026	2,037,756

Commitments and contingencies

Stockholders' deficit
Common stock, $0.00001 par value, 25,000,000 shares authorized; 16,320,823 and 15,000.000 shares outstanding as of December 31, 2018 and 2017, respectively	162	150
Additional paid-in- capital	1,447,960	697,834
Accumulated deficit	(3,508,362)	(1,557,945)
Total stockholders' deficit	(2,060,240)	(859,961)
Total liabilities and stockholders' deficit	$978,786	$1,177,795

See accompanying notes to financial statements

F-2

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Net sales	$675,383	$857,717

Cost of sales	168,716	197,430

Gross profit	506,667	660,287

Selling, general and administrative expenses	787,370	1,116,992

Loss from operations	(280,703)	(456,705)

Other income (expense)
Interest expense	(86,463)	(53,707)
Change in fair value of related party KISS liability	(1,586,805)	-
Other income	3,554	-
Total other expense	(1,669,714)	(53,707)

Net loss	$(1,950,417)	$(510,412)

Weighted average shares outstanding	15,198,564	15,000,000
Weighted average earnings per share	$(0.13)	$(0.03)

See accompanying notes to financial statements

F-3

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' AND MEMBER'S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

						Total
						Stockholders' and
	Member's	Common Stock			Accumulated	Member's
	Capital	Amount	Shares	Paid in Capital	Deficit	(Deficit)

Balance, December 31, 2016	$721,984	$-	-	$-	$(1,047,533)	$(325,549)

Member distributions	(24,000)	-	-	-	-	(24,000)

Net loss	-	-	-	-	(510,412)	(510,412)

Conversion of LLC to C Corporation	(697,984)	150	15,000,000	697,834	-	-

Balance, December 31, 2017	-	150	15,000,000	697,834	(1,557,945)	(859,961)

Shares issued in conjunction with 2017 marketing promotion	-	2	243,584	172,943	-	172,945

Shares issued in conjunction with Reg A+ filing, net of offering costs	-	7	724,674	247,510	-	247,517

Issuance of common stock for cash	-	1	105,000	104,999	-	105,000

Shares issued in conjunction with vendor settlement	-	2	247,565	175,769	-	175,771

Warrant issued for services	-	-	-	48,905	-	48,905

Net loss	-	-	-	-	(1,950,417)	(1,950,417)

Balance, December 31, 2018	$-	$162	16,320,823	$1,447,960	$(3,508,362)	$(2,060,240)

See accompanying notes to financial statements

F-4

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Cash flows from operating activities:
Net loss	$(1,950,417)	$(510,412)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	-	1,000
Stock-based compensation expense	48,905	-
Depreciation and amortization	22,339	22,582
Change in excess fair value of KISS liability- related party	1,586,805	-
Change in operating assets and liabilities:
Accounts receivable	14,284	(2,878)
Inventories	67,085	(11,723)
Prepaid expenses and other current assets	(115,401)	(103,326)
Due from Chief Executive Officer	(11,304)	103,677
Accounts payable	(8,464)	251,709
Credit cards payable	(27,862)	(21,860)
Accrued expenses and other current liabilities	14,655	188,224
Customer deposits	(161,639)	(54,920)
Net cash used in operating activities	(521,014)	(137,926)

Cash flows from financing activities:
Repayments on line of credit	(87,747)	(23,835)
Repayments on bank debt	(24,732)	(19,937)
Related party notes payable-net	15,355	88,645
Proceeds from KISS liability- related party	35,000	-
Issuance of convertible promissory note	25,000	-
Repayments on note payable	(16,385)	-
Issuance of common stock for cash- net	546,663	-
Distributions to member	-	(24,000)
Net cash provided by financing activities	493,154	20,873

Net decrease in cash and cash equivalents	(27,860)	(117,053)

Cash and cash equivalents, beginning of year	27,860	144,913

Cash and cash equivalents, end of year	$-	$27,860

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$81,912	$51,155

Non-cash investing and financing activities:

In 2018, the Company reclassified deferred offering costs of $194,146 to paid in capital in conjunction with completion of its Reg A+ offering

In 2018, the Company issued 247,565 shares of restricted stock in exchange for an outstanding liability totaling $175,771

In 2018, the Company issued 243,584 shares of restricted stock in conjunction with the 2017 marketing promotion liability totaling $172,945

In 2018, the Company issued a note payable in exchange for an outstanding liability totaling $43,692

See accompanying notes to financial statements

F-5

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

NOTE 1.	ORGANIZATION AND NATURE OF BUSINESS

Electro Medical Technologies, LLC (“the Company”), was formed in November 2010 as an Arizona limited liability company. In August 2017, the Company converted to a Delaware C Corporation under Electromedical Technologies, Inc. The Company is a bioelectronic engineering company with medical device certifications in the United States (FDA) and Mexico (Cofepris). The Company engineers simple-to-use portable bioelectronics devices, which provide fast and long -lasting pain relief across a broad range of ailments.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company maintains its accounting records on an accrual method in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the financial statements have been prepared on the basis of the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the financial statements.

Going Concern

Since inception, the Company has incurred approximately $3.5 million of accumulated net losses, which includes approximately $1.6 million related to the adjustment to fair market value of the Company’s related party KISS liability. In addition, during the year ended December 31, 2018, the Company used $521,014, in operations and had a working capital deficit of $193,689 excluding customer deposits of $112,300 and the related party KISS liability of $1,621,805. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flows from operations. If the Company is unable to obtain additional funding, it may not be able to meet all of its obligations as they come due for the next twelve months. The continuing viability of the entity and its ability to continue as a going concern is dependent upon the entity being successful in its continuing efforts in growing its revenue base and/or accessing additional sources of capital, and/or selling assets.

As a result, there is significant uncertainty whether the entity will continue as a going concern and, therefore, whether it will realize its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial statements.

Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might be necessary should the entity not continue as a going concern. At this time, management is of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the financial statements as at December 31, 2018. (See Note 9).

F-6

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

Revenue Recognition

As required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, the Company also has a policy which requires it to meet certain criteria in order to recognize revenue, including satisfaction of the following requirements:

a)    Persuasive evidence that an arrangement exists;

b)    The price to the buyer is fixed or determinable;

c)    Collectability is reasonably assured; and

d)    The Company has no significant obligations for future performance.

Revenue and related costs are generally recorded when products are shipped and invoiced to either independently owned and operated distributors or to end-customers.

Certain larger customers pay in advance for future shipments. These advance payments totaled $112,300 and $273,939 at December 31, 2018 and 2017, respectively, and are recorded as customer deposits in the accompanying balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

At the completion of the initial three-year warranty, the Company sells extended warranties for periods ranging from one to three years. Revenue is recognized on a straight-line basis over the term of the contract. Deferred revenue of $16,651 and $11,781 is recorded in connection with these extended warranties as of December 31, 2018 and 2017, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts, and the Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The Company recorded an allowance for doubtful accounts of $1,000 as of both December 31, 2018 and 2017.

Financial Instruments and Concentrations of Business and Credit Risk

The estimated fair value of financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is often required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

F-7

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

Disclosure of Fair Value

The disclosure requirements within Accounting Standards Codification (ASC) Topic 820-10, Fair Value Measurement, require disclosure of estimated fair values of certain financial instruments. For financial instruments recognized at fair value in the Company’s statements of operations, the disclosure requirements of ASC Topic 820-10 also apply. The methods and assumptions are set forth below:

•	Cash and cash equivalents are carried at cost, which approximates fair value.
•	The carrying amounts of receivables approximate fair value due to their short-term maturities.
•	The carrying amount of payables approximate fair value due to their short-term maturities.
•	KISS liability-related party is adjusted to fair value based on the value of the Company as a whole using the discounted cash flow method.

Asset and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 — Pricing inputs include significant unobservable inputs used in determining the fair value of investments. The types of investments, which would generally be included in this category include equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

F-8

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

The levels of the fair value hierarchy into which the Company’s investments fall as of December 31, 2018, are as follows:

	Level 1	Level 2	Level 3	Total

Liabilities

KISS liability- related party	$-	$-	$1,621,805	$1,621,805

Total fair value	$-	$-	$1,621,805	$1,621,805

See Note 6 for discussion of the Company’s valuation of the KISS liability- related party.

The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic review of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivables, and recording allowances for doubtful accounts when these receivables become uncollectible. The Company mitigates business risks by attempting to diversify its customer base.

The Company had one significant customer for the years ended December 31, 2018 and 2017 that in total accounted for approximately 24% and 18%, respectively, of net sales. There were no amounts outstanding from this customer as of both December 31, 2018 and 2017. Customer deposits on hand from this customer totaled approximately $112,000 and $274,000 at December 31, 2018 and 2017, respectively. The loss of this customer would have a significant impact on the operations and cash flows of the Company.

The Company’s supplier concentrations expose the Company to business risks which the Company mitigates by attempting to diversify its supply chain. Supplier concentrations for the years ended December 31, 2018 and 2017 consisted of one significant supplier that accounted for approximately 60% and 39%, respectively, of total net purchases. This supplier accounted for approximately 35% of the Company’s total accounts payable as of December 31, 2017. In November 2018, the Company entered into an agreement with this supplier, whereby the Company exchanged 247,565 shares of common stock as payment in full for the outstanding amount due the supplier of $175,771. The loss of key vendors may have a significant impact on the operations and cash flows of the Company.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined based on the first-in, first-out cost flow assumption (“FIFO”) while market is determined based upon the estimated net realizable value less an allowance for selling and distribution expenses and a normal gross profit. The Company evaluates the need for inventory reserves associated with obsolete, slow moving, and non-sellable inventory by reviewing estimated net realizable values on a periodic basis. As of December 31, 2018, and 2017, the Company believes there are no excess and obsolete inventories and accordingly, did not record an inventory reserve. Inventories consist of purchased finished goods. As of December 31, 2017, recorded within prepaids and other current assets on the accompanying balance sheet is $15,186 in credits to which the Company expected to receive credit form their primary manufacturer. There were no credits due from the supplier at December 31, 2018.

F-9

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

Deferred Offering Costs

Included in Other Current Assets at December 31, 2017 are deferred offering costs totaling $188,424. The Company accounts for offering costs in accordance with FASB ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be included in prepaid expenses and other current assets on the accompanying balance sheet. The Company’s filing became effective in January 2018 at which time deferred offering costs totaling $194,146 were reclassified to stockholders’ deficit in the accompanying balance sheet (see Note 9).

Property and Equipment

Property and equipment is recorded at cost and is comprised of a building and office furniture and equipment. The building is depreciated using the straight-line method over the estimated useful life of 40 years. Office furniture and equipment is depreciated using the double-declining method or the straight-line method over the estimated useful lives of 3 to 7 years.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the accompanying statements of operations.

Impairment of Long-Lived Assets

In accordance with FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

No impairment losses of long-lived assets were recognized for the years ended December 31, 2018 and 2017.

Income Taxes

The Company, which was formed as an Limited liability Company in Arizona, previously filed an Entity Classification Election, commonly known as a check-the-box-election, to be classified as a corporation for tax purposes. The Company also made an election to be treated for income tax purposes as an S corporation. Under U.S. and Arizona law, the taxable income or loss of an S corporation is included in the shareholder’s income tax returns. In August 2017, the Company converted to a Delaware Corporation. The conversion was tax-free under Internal Revenue Code Section 368(a)(1)(F) and is referred to as an F-reorganization, which is typically defined as a mere change in identity, form or place of organization. Management elected to terminated the S corporation election effective January 1, 2018 and the Company will operate for tax purposes as a C corporation from that date forward.

F-10

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC Subtopic 740-10-65-1, Income Taxes. The Company has no such tax positions as of both December 31, 2018 and 2017, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties as of December 31, 2018 and 2017.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to examination by U.S. federal tax authorities for returns filed for the prior three years and by state and local income tax authorities for returns filed for the prior four years. There are no examinations currently pending.

The Company’s tax provision for 2018 related to deferred tax charges consisting of a minor amount of accruals for which the Company will receive the benefit from when paid and the net operating loss incurred during 2018. During the year ended December 31, 2018, the Company evaluated its deferred tax assets of $199,188 and determined a full valuation allowance was appropriate.

At December 31, 2018, the Company’s net operating loss carry forward was $800,884 which originated in 2018. NOLs originating in 2018 can be carried forward indefinitely.  The difference between the statutory rate of 21% and the effective tax rate is due to permanent differences and a full valuation allowance

Sales Taxes

FASB ASC Subtopic 605-45, Revenue Recognition – Principal Agent Considerations, provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in the financial statements for each period for which a statement of operations is presented if those amounts are significant. Sales taxes for the years ended December 31, 2018 and 2017 were recorded on a net basis. Included in accrued expenses at December 31, 2018 and 2017 is approximately $51,000 and $44,000, respectively, related to sales taxes.

Shipping and Handling Costs

The Company included shipping and handling costs in cost of sales on the accompanying statements of operations for the years ended December 31, 2018 and 2017.

F-11

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

Warranty

The Company warranties the sale of most of its products and records an accrual for estimated future claims. The standard warranty is typically for a period of three years. Such accruals are based upon historical experience and management's estimate of the level of future claims. The Company recorded a liability as of December 31, 2018 and 2017 of $13,067 and $14,231, respectively and is included in cost of sales in the statements of operations and within accrued expenses on the accompanying balance sheets.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses amounted to $15,181 and $7,952 and are included in selling, general and administrative expenses on the accompanying statements of operations for the years ended December 31, 2018 and 2017, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Total research and development costs amounted to $0 and $4,000 during the years ended December 31, 2018 and 2017, respectively and are included in selling, general and administrative expenses on the accompanying statements of operations.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations and comprehensive loss. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company beginning on January 1, 2020 . The impact is not expected to be significant.

F-12

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes existing revenue recognition guidance, including ASC 605-35. ASU 2014-09 outlines a single set of comprehensive principles for recognizing revenue under US GAAP. Among other things, it requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. These concepts, as well as other aspects of ASU 2014-09, may change the method and/or timing of revenue recognition for some of the Company’s contracts. ASU 2014-09 may be applied either retrospectively or through the use of a modified-retrospective method. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments of ASU 2015-14 defer the effective date of ASU 2104-09 for all entities by one year. Private companies should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. The Company is currently evaluating methods of adoption as well as the impact that adoption of this guidance will have on its financial statements and does not expect it to be significant.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

	2018	2017
Building	$875,000	$875,000
Furniture and equipment	24,987	24,987
	899,987	899,987
Less: accumulated depreciation and amortization	(104,436)	(82,097)
	$795,551	$817,890

Depreciation and amortization expense related to property and equipment was $22,339 and $22,583 for the years ended December 31, 2018 and 2017, respectively, and is included in selling, general and administrative expenses on the accompanying statements of operations.

NOTE 4.	REVOLVING LINE OF CREDIT

In November 2010, the Company obtained a revolving line of credit (the “Revolver”) with a financial institution that expired in November 2017 at which time all outstanding interest and principal became due. The Revolver was collateralized by substantially all of the Company’s assets; was personally guaranteed by the Company’s member and did not contain any financial covenants. The interest rate is based on the prime rate plus 4%, or 8.5% as of December 31, 2017. Interest on the Revolver is payable monthly in arrears in an amount equal to the actual accrued interest or $100, whichever is greater. The outstanding balance on the Revolver was $87,747 as of December 31, 2017. In November 2018, the revolver and all accrued interest were paid in full and the revolver was cancelled.

NOTE 5.	NOTE PAYABLE

In May 2018, the Company entered into a note payable with a third- party vendor as payment for an outstanding balance in the amount of $43,692. At December 31, 2017, the amount is recorded as accounts payable on the accompanying balance sheet. The note is interest free and requires monthly payments of $5,461 beginning June 15, 2018 with the remaining balance due and payable on December 15, 2018. The Company did not make timely payments as of December 15, 2018 which resulted in interest being accrued on the unpaid balance at a rate of ten percent beginning July 31, 3017. The note payable balance as of December 31, 2018 is $27,307. Interest expense of $4,138 has been accrued in the Company’s statement of operations as of December 31, 2018.

F-13

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

NOTE 6.	KISS LIABILITY- RELATED PARTY

In July 2018, The Company entered into KISS agreement with a related party for a purchase price of $35,000. The purchase price of the KISS agreement is non-interest bearing, matures twelve months from the issuance date in July 2019 and has been recorded as KISS liability- related party in the current liabilities section of the Company’s balance sheet.

Under the terms of the agreement, the KISS agreement may be converted into a certain amount of “Conversion Shares” at the earlier of the Company’s “Next Equity Financing” or “Corporate Transaction” as defined in the agreement, or at maturity. The Company has calculated the estimated number of conversion shares to be 8,042,246 at December 31, 2018. The fair market value of the convertible note at December 31, 2018 is $1,621,805, with the excess in value over the proceeds received of $1,586,805 recorded as excess fair value of KISS liability in the Company’s statement of operations in 2018.

The Company determined the fair value of the KISS liability using the estimated enterprise value of the Company, allocating the percentage of fully diluted pro-rata shares to the value of the KISS liability. The Company will mark to market the liability at each reporting period.

NOTE 7.	LONG-TERM DEBT

Note Payable

In March 2015, the Company entered into an $850,000 note payable (the “Original Note Payable”) with a third-party to finance the purchase of its office building (see note 8). The Original Note Payable consisted of interest-only payments at 4.5% per annum, payable monthly in arrears. The Original Note Payable was collateralized by a deed of trust in the office building. During 2015, the Company refinanced the Original Note Payable with bank debt and a new note payable (“Note Payable”) for the unpaid principal balance.

The Note Payable, effective December 31, 2015, was issued for a principal amount of $157,000. Interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding balance on the Note Payable at both December 31, 2018 and 2017 was $157,000. The Note Payable is personally guaranteed by the Company’s CEO.

Convertible Promissory Note

In May 2018, the Company borrowed $25,000 in conjunction with a convertible promissory note. The note matures in June 2020 and accrues interest at a rate of 8% per annum. The lender has the right at any time to convert the debt into fully paid and non- assessable shares of common stock at a price of $0.71 per share. The proceeds were used for operations.

F-14

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

Bank Debt

In September 2015, the Company entered into a credit agreement for a $700,000 term loan with a financial institution. Payment terms consist of monthly payments in arrears of $3,547 for the first year outstanding. The monthly payment then increases to $4,574 until the term loan matures on September 30, 2025, in which the remaining unpaid principal balance and accrued interest is due. The interest rate for the first year was 1.99% per annum and increased to 4.95% per annum for the remaining life of the term loan. The term loan is collateralized by a deed of trust in the office building. The proceeds were used to purchase a building for which the Company's operations are located. The net principal balance outstanding on the term loan at December 31,2018 and 2017 was $616,075 and $640,807, respectively. The term loan is personally guaranteed by the Company’s CEO.

Related Party Notes Payable

In October 2013, the Company entered in to a $45,000 note payable with an individual related to the Company's CEO. The proceeds were used for operations. Interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding principal balance on the related party note payable at both December 31, 2018 and 2017 was $44,000.

In July 2017, the Company entered into a $250,000 promissory note with its CEO. The proceeds were used for operations and Regulation A+ offering costs. The promissory note will begin accruing interest on the interest commencement date of October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest are due within ten days of the maturity date on September 30, 2020. Included in the accompanying balance sheets is $261,304 and $160,355 due from the Company’s CEO as of December 31, 2018 and 2017, respectively. In 2018, $250,000 of the amount due from the Company’s CEO has been net against the note payable due the CEO, leaving a receivable of $11,304. In 2017, the total amount due from the Company’s CEO has been net against the note payable due the CEO for a total net due of $89,645.

In 2018, the Company entered in to promissory notes totaling $105,000 with a related party. All notes mature at various times in 2020. Interest will accrue at 10% per annum from the due date thereon until all principal is paid in full. Proceeds from the loans were used for operations. See Note 12 for additional transactions with this related party.

Future aggregate maturities of long-term debt, excluding the short-term note payable and the KISS liability-related party are as follows:

For the Years Ending December 31:
2019	$24,425
2020	356,595
2021	26,994
2022	28,381
2023	29,838
Thereafter	480,842
$947,075

The long-term debt agreements do not contain any financial covenants.

F-15

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

NOTE 8.	RELATED PARTY TRANSACTIONS

The Company has a promissory note with a related party for $44,000 (see Note 7).

Included in the accompanying balance sheets is $261,305 and $160,355 of amounts due from the Company’s CEO as of December 31, 2018 and 2017, respectively. The amounts due are non-interest bearing, payable upon demand and have been net against the note payable due the Company’s CEO (see Note 7).

In 2018, the Company entered in to promissory notes totaling $105,000 and a $35,000 KISS agreement with a related party (see Notes 6 and 7). The Company sold the related party 452,114 shares of common stock in conjunction with its Reg A+ offering in 2018 (see Note 9).

NOTE 9.	STOCKHOLDERS’ DEFICIT

In August 2017, the Company converted to a Delaware C Corporation. In conjunction with the conversion, the Company authorized 25 million shares of common stock with a par value of $0.00001 of which 15 million shares were issued to the Company’s sole member. The sole member’s percentage in the converted entity remained equal to the sole member’s interest in the LLC.

In February and March 2017, the Company executed a promotion whereby distributors who made purchases during the promotional period would receive credits towards either future purchases of product through September 1, 2017 or shares of stock. Credits totaling $173,955 were earned by such distributors of which $ 1,010 had been applied against purchases of product. The remaining credit of $172,945 would be satisfied in shares of the Company’s common stock. As of and for the year ended December 31, 2017, an accrual for $170,930 of the amount of the net credits has been recorded as marketing expense in the statement of operations as well as within accrued liabilities on the accompanying balance sheet. The Company recorded the amount as marketing expense as the promotion was provided directly to distributors rather than to end users. In 2018, the Company issued 243,584 common shares to 25 unaffiliated shareholders earned in the 2017 promotional program.

The Company’s Reg A+ filing with the Securities and Exchange Commission became effective in January 2018. The offering consisted of 7,042,254 shares of common stock at a price of $0.71 per share. The Company’s Reg A+ offering was closed on August 27, 2018. Pursuant to that offering, the Company sold and issued a total of 724,674 common shares to 46 shareholders with net proceeds of $441,662 which includes costs totaling $72,856. The Company incurred additional costs totaling $194,146, which have been recorded as a reduction in stockholders’ deficit as of December 31, 2018 (see Note 2).

In October and November 2018, the Company received a total of $105,000 from two investors in exchange for 105,000 common shares of the Company at a price of $1.00 per share.

F-16

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

In November 2018, the Company entered into an agreement with a key supplier, whereby the Company exchanged 247,565 shares of common stock at a price of $0.71 per share as payment in full for the outstanding amount due the supplier of $175,771. The Company also entered into a development stock issuance agreement with the supplier under which the Company will compensate the supplier for future development services not to exceed $100,000 with shares of the Company’s stock at a per share price of $0.71. If at the time of delivery of a working prototype, the value of the 247,565 shares are worth less than the amount originally owed plus the amount owed under the development agreement, then additional shares will be issued to make the supplier whole at the then current stock price. (see Note 2).

In December 2018, the Company issued a warrant to a third party to purchase 100,000 shares of the Company’s common stock at an exercise price of $0.71 per share. The warrant is fully vested upon issuance and expires December 1, 2023. Compensation expense of $48,905 has been recorded in selling, general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2018. The Company utilizes the Black Scholes valuation model which relies on certain assumptions to estimate the warrant’s fair value. The assumptions used in the determination of the fair value of the warrant awarded in 2018, are provided in the table below.

Assumptions
Expected volatility rate	88%
Expected dividend yield	0%
Average risk-free interest rate	2.51%
Expected term years	5.0

NOTE 10.	EQUITY COMPENSATION

In 2017, the Company’s Board of Directors approved the 2017 Employee and Consultant Stock Ownership Plan, (the “Plan”). The Plan provides that the Board of Directors may grant restricted stock units, incentive stock options and non-statutory stock options to officers, key employees and certain consultants and advisors to the Company up to a maximum of 2,500,000 shares. Stock options granted under the Plan have ten-year terms with vesting terms to be determined by the administrator of the Plan. Restricted stock unit grant terms will be set by the administrator and at the discretion of the administrator, be settled in cash, shares, or a combination of both. No grants have been made as of April 30, 2019.

NOTE 11.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is subject to various loss contingencies and assessments arising in the normal course of the business, some of which relate to litigation, claims, property taxes and sales and use tax or goods and services tax assessments. The Company considers the likelihood of the loss or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss in determining loss contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to them to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on its business, results of operations, financial condition or cash flows.

F-17

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

december 31, 2018 and 2017

Operating Leases

The Company is obligated under certain non-cancellable operating leases for its corporate vehicles, which expired on various dates through February 2018. Total rental expense amounted to $5,123 and $10,679 for the years ended December 31, 2018 and 2017, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations.

Future Commitments

The Company has a commitment, under an agreement, to make certain payments totaling $49,000 through September 2019.

NOTE 12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through the independent auditor’s report date, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements, except as disclosed below.

The Company entered into additional promissory notes with a related party totaling $117,000. All notes mature in two years in 2021. Interest will accrue at 10% from the due date thereon until all principal is paid in full. Total amount due the related party is $222,000.

In January and February 2019, the Company entered into subscription agreements for 49,295 shares of restricted common stock at a share price of $0.71 per share. In February 2019, the Company entered into a one-year consulting agreement with the stockholder. As compensation for services provided, the Company has issued 150,000 common shares at a share price of $1.00 per share. The shares are deemed earned as of the commencement of the agreement. The Company is currently determining the impact of this transaction.

In March 2019, the Company entered into a subscription agreement with a third party for 35,211 shares of common stock at a share price of $0.71 per share.

F-18

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Matthew Wolfson
Matthew Wolfson, CEO
Date: April 30, 2019

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities on the dates indicated. on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Matthew Wolfson
Matthew Wolfson, CEO
And CFO
Date: April 30, 2019